UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Guaranty Federal Bancshares, Inc.

(Name of Issuer)

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

   401 08P 101
(CUSIP Number)

Joseph W. Turner
President and Chief Executive Officer
Great Southern Bancorp, Inc.
1451 E. Battlefield, Springfield, Missouri 65804
(417) 887-4400

Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box X .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 401 08P 101

13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) Great Southern Bancorp, Inc. 43-1524856

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 667,207 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 667,207 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 667,207

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%

14	TYPE OF REPORTING PERSON CO

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CUSIP NO. 401 08P 101

13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) Turner Family Foundation 43-1778211

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 20,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 20,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 20,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%

14	TYPE OF REPORTING PERSON OO

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CUSIP NO. 401 08P 101

13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) Turner Family Limited Partnership 43-1692737

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 12,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 12,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 12,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON PN

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CUSIP NO. 401 08P 101

13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) William V. Turner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 17,140 8 SHARED VOTING POWER 32,000 9 SOLE DISPOSITIVE POWER 17,140 10 SHARED DISPOSITIVE POWER 32,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 49,140

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%

14	TYPE OF REPORTING PERSON IN

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CUSIP NO. 401 08P 101

13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) Ann S. Turner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 800 8 SHARED VOTING POWER 32,000 9 SOLE DISPOSITIVE POWER 800 10 SHARED DISPOSITIVE POWER 32,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 32,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%

14	TYPE OF REPORTING PERSON IN

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CUSIP NO. 401 08P 101

13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) Steven G. Mitchem

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 500 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14	TYPE OF REPORTING PERSON IN

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Item 1. Security and Issuer

       The response to this item, as set forth in Amendment No. One, is hereby amended to read in its entirety as follows:

       This is Amendment No. 2 to the Schedule 13D filed on August 22, 2001 and amended by Amendment No. 1 filed on September 12, 2001 ("Amendment No. One"). This Amendment No. 2 is being filed jointly by Great Southern Bancorp, Inc., The Turner Family Foundation, Turner Family Limited Partnership, William V. Turner, Ann S. Turner and Steven G. Mitchem. The class of equity securities to which this statement relates is the common stock, par value $0.10 per share (the "Guaranty Common Stock"), of Guaranty Federal Bancshares, Inc. ("Guaranty"), located at 1341 W. Battlefield, Springfield, Missouri 65807.

Item 2. Identity and Background

       No amendment is being made to the response to this item, as set forth in Amendment No. One.

Item 3. Source and Amount of Funds or Other Consideration

       No amendment is being made to the response to this item, as set forth in Amendment No. One.

Item 4. Purpose of Transaction

       The response to this item, as set forth in Amendment No. One, is hereby amended by revising the second sentence of the last paragraph of such response to read as follows: "Except as set forth above or with respect to the transactions described in Item 5(c) below, none of the reporting persons nor, to the best knowledge of each reporting person, any of the individuals identified on Schedule I, has any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D."

Item 5. Interest in Securities of the Issuer

       The response to this item, as set forth in Amendment No. One, is hereby amended to read in its entirety as follows:
(a)-(b)	Pending resolution of the matter referred to in subitem (c) of this Item 5, the aggregate number of shares of Guaranty Common Stock beneficially owned by all of the reporting persons as of the date of this filing is 717,647 shares, representing 17.7% of the 4,061,369 shares of Guaranty Common Stock outstanding as of November 9, 2001, as disclosed in Guaranty's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.

Set forth below is a breakdown of the number of shares of Guaranty Common Stock which each reporting person beneficially owns, pending resolution of the matter referred to in subitem (c) of this Item 5, in the aggregate, indicating the number of shares over which the reporting person has sole power to vote or direct the vote, shared power vote or direct the vote, sole power to dispose or direct the disposition and shared power to dispose or direct the disposition. Also indicated is the percentage of the outstanding shares of Guaranty common stock beneficially owned, pending resolution of the matter referred to in subitem (c) of this Item 5, by each reporting person based on the 4,061,369 shares of Guaranty Common Stock outstanding as of November 9, 2001, as disclosed in Guaranty's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.

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(i)	Great Southern Bancorp, Inc.

	(A)	Aggregate number of shares beneficially owned:	667,207
		Percentage of outstanding shares:	16.4%

	(B)	Sole power to vote or direct the vote:	667,207
		Shared power to vote or direct the vote:	0
		Sole power to dispose or direct the disposition:	667,207
		Shared power to dispose or direct the disposition:	0

(ii)	The Turner Family Foundation

	(A)	Aggregate number of shares beneficially owned:	20,000
		Percentage of outstanding shares:	0.5%

	(B)	Sole power to vote or direct the vote:	20,000
		Shared power to vote or direct the vote:	0
		Sole power to dispose or direct the disposition:	20,000
		Shared power to dispose or direct the disposition:	0

(iii)	Turner Family Limited Partnership

	(A)	Aggregate number of shares beneficially owned:	12,000
		Percentage of outstanding shares:	0.3%

	(B)	Sole power to vote or direct the vote:	12,000
		Shared power to vote or direct the vote:	0
		Sole power to dispose or direct the disposition:	12,000
		Shared power to dispose or direct the disposition:	0

(iv)	William V. Turner

	(A)	Aggregate number of shares beneficially owned:	49,140
		Percentage of outstanding shares:	1.2%

	(B)	Sole power to vote or direct the vote:	17,140
		Shared power to vote or direct the vote:	32,000
		Sole power to dispose or direct the disposition:	17,140
		Shared power to dispose or direct the disposition:	32,000

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(v)	Ann S. Turner

	(A)	Aggregate number of shares beneficially owned:	32,800
		Percentage of outstanding shares:	0.8%

	(B)	Sole power to vote or direct the vote:	800
		Shared power to vote or direct the vote:	32,000
		Sole power to dispose or direct the disposition:	800
		Shared power to dispose or direct the disposition:	32,000

(vi)	Steven G. Mitchem

	(A)	Aggregate number of shares beneficially owned:	500
		Percentage of outstanding shares:	0.0%

	(B)	Sole power to vote or direct the vote:	0
		Shared power to vote or direct the vote:	500
		Sole power to dispose or direct the disposition:	0
		Shared power to dispose or direct the disposition:	500

       The 500 shares beneficially owned by Mr. Mitchem are held by him jointly with his wife, Patricia A. Mitchem. Mrs. Mitchem's address is c/o Great Southern Bank, 1451 E. Battlefield, Springfield, Missouri 65804. During the last five years, Mrs. Mitchem has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation of such laws. Mrs. Mitchem is a citizen of the United States of America.

       Except for Messrs. Turner and Mitchem, none of the individuals identified in Schedule I beneficially owns any shares of Guaranty Common Stock.

(c)	On December 10, 2001, the reporting persons executed sales of all shares of Guaranty Common Stock they beneficially owned to an unaffiliated third party at a price of $15.13 per share. On December 13, 2001, such third party refused to complete such transactions. As a result, the reporting persons are still in possession of the shares sold by them on December 10, 2001. The reporting persons believe such sales are valid and enforceable, and are reviewing what course of action to take in connection therewith.

(d)	N/A
(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

            No amendment is being made to the response to this item, as set forth in Amendment No. One.

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Item 7. Material to be Filed as Exhibits

            The response to this item, as set forth in Amendment No. One, is hereby amended to read in its entirety as follows:

            1.       Second Letter from Great Southern to Guaranty dated September 4, 2001*
            2.       Joint Filing Agreement**

* Previously filed on September 12, 2001.
**Previously filed on August 22, 2001.

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SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2001	GREAT SOUTHERN BANCORP, INC.
	By:	/s/ Joseph W. Turner Joseph W. Turner President and Chief Executive Officer
THE TURNER FAMILY FOUNDATION
	By:	/s/ William V. Turner William V. Turner President
THE TURNER FAMILY LIMITED PARTNERSHIP
	By:	/s/ William V. Turner William V. Turner General Partner
	By:	/s/ William V. Turner William V. Turner
	By:	/s/ Ann S. Turner Ann S. Turner
	By:	/s/ Steven G. Mitchem Steven G. Mitchem

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